Exhibit 99.1

ALTAGAS COMPLETES SALE OF ITS REMAINING INTEREST IN NORTHWEST B.C. HYDRO ELECTRIC FACILITIES

AltaGas continues to strengthen its balance sheet and focus on Midstream and U.S. Utilities segments

Calgary, Alberta (January 31, 2019)

AltaGas Ltd. (AltaGas) (TSX: ALA) announced today that it has successfully completed the sale of its remaining indirect equity interest of approximately 55 percent in its Northwest British Columbia Hydro Electric Facilities (the “Facilities”) for net proceeds of approximately $1.37 billion. The purchase price of $1.39 billion prior to adjustments is largely consistent with the valuation received for AltaGas’ June 2018 sale of 35 percent of its indirect equity interest in the Facilities.

“The sale of our remaining interest in the Facilities marks another financial milestone which has seen us successfully monetize $3.8 billion in non-core assets since completing the acquisition of WGL in July 2018,” said Randy Crawford, President and Chief Executive Officer with AltaGas. “In addition to unlocking substantial value within our portfolio and enhancing our financial strength, the sale of these assets further sharpens our focus on our Midstream and U.S. Utilities businesses, where we see numerous opportunities to drive strong, organic growth.”

In addition to the $3.8 billion in asset sales executed to date, in December 2018 AltaGas announced plans to monetize an additional $1.5 - $2.0 billion in targeted non-core assets in 2019. Proceeds can be used to further de-lever and efficiently fund capital growth.

The sale of AltaGas’ remaining interest in the Facilities is to joint-venture entities controlled by Axium Infrastructure Inc., as manager of Axium Infrastructure Canada II Limited Partnership, and Manulife Financial Corporation — each affiliates of the joint-venture company that acquired AltaGas’ 35 percent interest in the Facilities in June 2018.

The Facilities are located in Tahltan First Nation territory and are comprised of the 214-megawatt Forrest Kerr Hydroelectric Facility and the 17-megawatt Volcano Creek Hydroelectric Facility, each of which achieved commercial operation in 2014, and the 72-megawatt McLymont Creek Hydroelectric Facility, which achieved commercial operation in 2015.

About AltaGas

AltaGas is an energy infrastructure company with a focus on midstream, regulated utilities and power. AltaGas creates value by growing and optimizing its energy infrastructure, including a focus on clean energy sources. For more information visit: www.altagas.ca.

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FORWARD-LOOKING INFORMATION

This news release contains forward-looking information (forward-looking statements). Words such as “may”, “can”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “aim”, “seek”, “propose”, “contemplate”, “estimate”, “focus”, “strive”, “forecast”, “expect”, “project”, “target”, “potential”, “objective”, “continue”, “outlook”, “vision”, “opportunity” and similar expressions suggesting future events or future performance, as they relate to AltaGas or any affiliate of AltaGas, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, strategy, anticipated asset sales and use of proceeds.  Specifically, such forward-looking statements included in this document include, but are not limited to, statements with respect to the following: plans to monetize an additional $1.5 - $2.0 billion in targeted non-core assets in 2019 and the anticipated use of proceeds from such sales.

AltaGas’ forward-looking statements are subject to certain risks and uncertainties which could cause results or events to differ from current expectations, including, without limitation: prevailing economic conditions; AltaGas’ relationships with external stakeholders, including Aboriginal stakeholders; volume throughput and the impacts of commodity pricing, supply, composition and other market risks; available electricity prices; interest rate, exchange rate and counterparty risks; legislative and regulatory environment; AltaGas’ dependence on certain partners; impacts of climate change and carbon taxing; effects of decommissioning, abandonment and reclamation costs; and the other factors discussed under the heading “Risk Factors” in AltaGas’ AIF for the year ended December 31, 2017.

Many factors could cause AltaGas’ or any particular business segment’s actual results, performance or achievements to vary from those described in this news release, including, without limitation, those listed above and the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this news release, should not be unduly relied upon. The impact of any one assumption, risk, uncertainty or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and AltaGas’ future decisions and actions will depend on management’s assessment of all information at the relevant time. Such statements speak only as of the date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this news release are expressly qualified by these cautionary statements.